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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)



                              ALLTRISTA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    020040101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                            Marlin Partners II, L.P.
                            Attn: Martin E. Franklin
                           555 Theodore Fremd Avenue,
                                  Suite B-302,
                                  Rye, NY 10580
                                 (914) 967-9400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  June 22, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]


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                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No.   020040101                                          Page 2 of 7 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marlin Partners II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                620,800
                      --------- -----------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    0
  OWNED BY            --------- -----------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     620,800
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            620,800
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.76%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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     This Amendment No. 9 to Schedule 13D ("Amendment No. 9") relates to the common stock, no par value (the "Common Stock"), of Alltrista Corporation, an Indiana corporation (the "Company"). This Amendment No. 9 amends the Schedule 13D, as previously amended (the "Schedule 13D"), of Marlin Partners II, L.P. Capitalized terms used in this Amendment No. 9 but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

     On May 7, 2001, the Reporting Person (on behalf of a newly-formed company to be owned by the Reporting Person and certain other entities) and the Company signed a Letter of Intent, outlining the basis upon which the Reporting Person (on behalf of a newly-formed company to be owned by the Reporting Person and certain other entities) would be willing to proceed towards the acquisition of the Company at a cash price of $18 per share. Following the completion of its due diligence investigation of the Company, the Reporting Person discussed with management of the Company its findings and informed the Company that, as a result, it would not be willing to acquire the Company at a cash price of $18 per share. The Reporting Person expressed to the Company its continued willingness to work towards a transaction that would be beneficial to the Company's shareholders and suggested to the Board of Directors of the Company (the "Board") the following two alternative structures: (i) an acquisition of the Company at a cash price of $16 per share, contingent upon the sale of the Company's thermoforming division and (ii) an acquisition of the Company at a cash price of $13.50 per share plus 2.5 million registered shares of a company with minimal assets, liabilities and operations ("New Thermoforming") the shares of which are listed on the American Stock Exchange and which would purchase the Company's


                                     3 of 7

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thermoforming division for cash and shares of New Thermoforming.

     On June 22, 2001, the Company, the Reporting Person and two representatives of the Reporting Person, Messrs. Franklin and Ashken, entered into an Agreement (the "Termination Agreement"), which is attached hereto as Exhibit A, pursuant to which the Company and the Reporting Person agreed (i) to terminate their respective efforts to effect a proposed acquisition of the Company by a newly-formed company owned by the Reporting Person and certain other entities at a cash price of $18 per share and (ii) that the Letter of Intent is terminated, except for the expense reimbursement provisions of paragraph 5 thereof.

     On June 25, 2001, the Company issued a press release, which is attached hereto as Exhibit B, stating, among other things, that (i) the Reporting Person had withdrawn its offer to acquire the Company at a cash price of $18 per share,
(ii) the Company and the Reporting Person have been in active discussions regarding alternative proposals, each conditional on a number of factors, including the possible sale of the Company's thermoforming operations at a minimum price, coincident with the closing of the Reporting Person's proposed acquisition of the Company, (iii) due to certain contingencies contained in these proposals, the Board was unable to accept either of these alternative proposals, (iv) the Board is committed to continuing to explore strategic options that would maximize shareholder value, including working with the Reporting Person on a fully-financed, unconditional offer and (v) the Board has determined that it is the best interest of the Company to invite Mr. Martin E. Franklin and Mr. Ian G.H. Ashken to join the Board.

     Pursuant to the terms of the Termination Agreement, the Company agreed to enlarge its Board to nine persons and to name Messrs. Franklin and Ashken to serve, effective immediately, as a Class I Director and Class II Director, respectively. Mr. Ashken will be included with the


                                     4 of 7

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other two Class II Directors (Mr. Richard L. Molen and Ms. Lynda W. Popwell) up
for reelection at the 2001 Annual Meeting of Shareholders of the Company (the "2001 Annual Meeting"). The Company further agreed in the Termination Agreement to use its best efforts to hold the 2001 Annual Meeting no later than July 31, 2001.

     The Reporting Person and its affiliates agreed in the Termination Agreement
(i) to withdraw the nominations of Messrs. Franklin and Ashken for election as directors of the Company at the 2001 Annual Meeting and to vote all shares of Common Stock of the Company beneficially owned by the Reporting Person and its affiliates for the election of Mr. Ashken, Mr. Molen and Ms. Popwell to the Board at the 2001 Annual Meeting and (ii) not to participate in, or encourage or support, directly or indirectly, any other person in, any solicitation of proxies in opposition to the Company regarding the 2001 Annual Meeting. The Reporting Person and its affiliates further agreed that, if in the good faith judgment of a majority of the Board the 2002 Annual Meeting of Shareholders of the Company (the "2002 Annual Meeting") should be postponed from the date provided therefor in the Company's Bylaws, they will not object to, or take any action inconsistent with, such judgment by the Board. In addition, if the Reporting Person and its affiliates disagree with any proposals or director nomineees put forward for a vote at the 2002 Annual Meeting, they will not launch a proxy fight to contest the vote, will abstain from voting their shares of Common Stock of the Company and will not comment publicly on their disagreement with the Board's proposals or director nominees with which they disagree.

     The Company also agreed in the Termination Agreement to use its best efforts to convene and hold the 2003 Annual Meeting of Shareholders of the Company no later than April 30, 2003.


                                     5 of 7

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

     See Item 4 above for a description of the Termination Agreement. The terms and conditions of the Termination Agreement are incorporated herein by reference to Exhibit A filed with this Amendment No. 9.

Item 7. Material to Be Filed as Exhibits.

     The following exhibits are filed herewith:

Exhibit A      Agreement, dated as of June 22, 2001, among the Company, Marlin
               Partners II, L.P., Mr. Martin E. Franklin and Mr. Ian G.H.
               Ashken.


Exhibit B      Company Press Release, dated June 25, 2001.


                                     6 of 7

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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 26, 2001                    MARLIN PARTNERS II, L.P.

                                        By: Marlin Management, L.L.C.,
                                            its General Partner


                                        By: /s/ Martin E. Franklin
                                            ------------------------------
                                            Name:  Martin E. Franklin
                                            Title: Managing Member


                                     7 of 7

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                                  EXHIBIT INDEX

Exhibit             Title
-------             -----

Exhibit A           Agreement, dated as of June 22, 2001, among the Company,
                    Marlin Partners II, L.P., Mr. Martin E. Franklin and Mr. Ian
                    G.H. Ashken.

Exhibit B           Company Press Release, dated June 25, 2001.